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                                                                    Exhibit 4(d)

                    WESTERN-SOUTHERN LIFE ASSURANCE COMPANY

       ENDORSEMENT FOR SIMPLIFIED EMPLOYEE PENSION INDIVIDUAL RETIREMENT
                               ANNUITY (SEP-IRA)

The terms of this endorsement apply and replace contrary contract terms only if the Application indicates the contract is a Simplified Employee Pension Individual Retirement Annuity ("SEP-IRA") under Code Section 408(k). In the event of any conflict between this contract and any Code sections applicable to the annuity described above, the Code will govern. To qualify under the Code, your contract must meet the following requirements:

1.   You may not change ownership of this contract at any time.

2. Your entire interest in the contract is nonforfeitable. It is established for the exclusive benefit of you or your beneficiaries.

3. Your contract is not transferable and may not be used as security for a loan.

4. You must be the Annuitant and no joint owner or contingent owner is permitted.

5. The contract must be issued pursuant to a Simplified Employee Pension (SEP) that meets the requirements of Code Section 408(k).

6. All distributions made under the contract shall be in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental death benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

     You must begin taking distributions no later than April 1 following the calendar year in which you attain age 70-1/2 ("required beginning date") over (a) your life or the lives of you and a beneficiary designated by you ("your designated beneficiary") or (b) a period certain not extending beyond your life expectancy, or the joint and last survivor expectancy of you and your designated beneficiary. You must receive additional minimum distributions by December 31 for each year after the calendar year you attain age 70-1/2. Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

     In addition to meeting the distribution requirements referenced above, payments under a partial withdrawal option or an annuity option must also comply with the minimum distribution incidental benefit (MDIB) requirements applicable to IRAs. The amount to be distributed each year beginning with the first calendar year for which distributions are required and then for each succeeding calendar year shall not be less than the quotient obtained by dividing the owner's benefit by the lesser of (1) the applicable life expectancy, or (2) if your spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q&A-4 of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. Distributions after your death shall be calculated using the applicable life expectancy as the relevant divisor without regard to Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. This MDIB rule may increase the amount of your payments. If we are required to make a distribution to you at year end because payments made to you during the calendar year are insufficient to meet MDIB requirements for this contract, we will waive any surrender charge that might otherwise be applicable.

     You may satisfy the minimum distribution requirements applicable to two or more IRAs by receiving a distribution from one IRA equal to the amounts required to satisfy the minimum distribution requirement for all your IRAs, as described in more detail in IRS Notice 88-38, 1988 1-C.B. 524.



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     Life expectancy is computed by use of the expected return multiples in
     Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by you by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which you attain age 70-1/2 and payments for subsequent years shall be calculated on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

7. In the event of your death, your entire interest in this contract must be distributed in conformity with the regulations described below. The contract's provisions relating to the death of the Annuitant/Owner are changed to the extent necessary to conform with those regulations.

     a. If you die after distribution of your interest has commenced, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used prior to your death.

     b. If you die before distribution of your interest commences, your entire interest must be distributed by December 31 of the calendar year containing the fifth anniversary of your death, unless an election is made to receive distribution in accordance with (1) or (2) below.

         (1) Your entire interest may be distributed over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year of your death. A designated beneficiary may elect at any time to receive greater payments, or

         (2) If your designated beneficiary is your surviving spouse, your spouse may elect to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the later of (i) December 31 of the calendar year immediately following the calendar year of your death, or (ii) December 31 of the calendar year in which you would have attained age 70-1/2. This election must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of your death or the date distributions are required to begin pursuant to the preceding sentence. The surviving spouse may accelerate these payments at any time, i.e., increase the frequency or amount of such payments, or

         (3) If your designated beneficiary is your surviving spouse, your spouse may treat the annuity as his or her own individual retirement arrangement. This election will be deemed to have been made if your surviving spouse makes a regular IRA contribution to the contract, makes a rollover to or from such contract, or fails to elect any of the above provisions.

         Life expectancy is computed by use of the expected return multiples and Tables V and VI of Section 1.72-9 of the income tax regulations. For purposes of distributions beginning after your death unless otherwise elected by your surviving spouse by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other beneficiary, life expectancy shall be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

     Distributions under paragraph 7 are considered to have begun if distributions are made on account of your attaining your required beginning date or, if prior to the required beginning date, distributions irrevocably commence over a period permitted and in an annuity form acceptable under
     Section 1.401(a)(9) of the Regulations.

8. Contributions are to be made only in accordance with the terms of a Simplified Employee Pension (SEP) as described in Section 408(k) or as otherwise permitted by Code Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3).


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9.   If your contract permits a refund of premiums or purchase payments (other than excess contributions) any such refund will be applied before December 31 of the calendar year following the year of the premium or purchase payment refund toward the payment of future premiums or purchase payments or the purchase of additional benefits. If your premiums or purchase payments are being made pursuant to a program of automatic withdrawals, and your contract is terminated due to an interruption in premiums or purchase payments, you will have the following reinstatement rights. Your contract may be reinstated at any date prior to maturity upon payment of a premium or purchase payment to the Company in the monthly amount of $50. However, if no premiums or purchase payments have been received for two full consecutive contract years and your annuity benefit at maturity would be less than $20 per month, the Company may terminate your contract without any right of reinstatement and pay you the Surrender Value computed as provided in your contract.

10. For the SEP-IRA, the One Life Minimum Income Table in the contract is deleted and the following Table is substituted in its place:

                         ONE LIFE MINIMUM INCOME TABLE*
                    MONTHLY PAYMENTS FOR EACH $1,000 APPLIED

         Age of                         Age of
         Payee    Life       Life        Payee          Life           Life
         Last    10 Years   20 Years     Last         10 Years       20 Years
         Birth-  Certain    Certain      Birth-       Certain         Certain
         day                             day
       ----------------------------------------------------------------------
       15 and
        under     $2.80      $2.80        50            $3.87          $3.79
         16        2.82       2.81        51             3.94           3.85
         17        2.83       2.83        52             4.00           3.90
         18        2.84       2.84        53             4.08           3.96
         19        2.86       2.85        54             4.15           4.02

         20        2.87       2.87        55             4.23           4.08
         21        2.89       2.88        56             4.31           4.15
         22        2.90       2.90        57             4.40           4.21
         23        2.92       2.92        58             4.50           4.28
         24        2.94       2.93        59             4.59           4.35

         25        2.96       2.95        60             4.70           4.42
         26        2.98       2.97        61             4.81           4.50
         27        3.00       2.99        62             4.93           4.57
         28        3.02       3.01        63             5.05           4.64
         29        3.04       3.03        64             5.18           4.71

         30        3.07       3.06        65             5.32           4.79
         31        3.09       3.08        66             5.46           4.86
         32        3.12       3.11        67             5.61           4.92
         33        3.14       3.13        68             5.77           4.99
         34        3.17       3.16        69             5.93           5.05

         35        3.20       3.19        70             6.10           5.11
         36        3.23       3.22        71             6.28           5.17
         37        3.27       3.25        72             6.46           5.22
         38        3.30       3.28        73             6.65           5.27
         39        3.34       3.31        74             6.84           5.31

         40        3.38       3.35        75             7.03           5.35
         41        3.42       3.39        76             7.23           5.38
         42        3.46       3.42        77             7.43           5.41
         43        3.50       3.46        78             7.62           5.43
         44        3.55       3.50        79             7.81           5.45

         45        3.59       3.55        80             8.00           5.47
         46        3.64       3.59        81             8.18           5.48
         47        3.70       3.64        82             8.35           5.49
         48        3.75       3.69        83             8.51           5.50
         49        3.81       3.74        84             8.66           5.50

                                       85 and            8.80           5.51
                                        over
       ----------------------------------------------------------------------

       *Values are based on the "1983 Table a" adjusted for age last birthday, with compound interest at 3% a year.

11. Once a year we will provide a report which will be mailed to the Owner. This report will show the contributions and fair market value of your contract for the year.


/s/ James N. Clark                                 /s/ John F. Barrett
    Secretary                                          President and
                                                  Chief Executive Officer

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